April 16, 2020

Thomas Hemingway
Chief Executive Officer
Bioquest Corp
3700 Campus Drive, Suite 206
Newport Beach, CA 92660

       Re: Bioquest Corp
           Amendment No. 2 to Offering Statement on Form 1-A
           Filed April 9, 2020
           File No. 024-11151

Dear Mr. Hemingway:

       We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to the comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 3, 2020 letter.

Amendment No. 2 to Form 1-A

Condensed Statements of Stockholders' Deficit, page F-4

1. We note your response to prior comment 4. Please clarify whether or not the investor has the right to cancel his subscription and have the consideration refunded. We note that if you are obligated to refund consideration received in the event the subscription is canceled, amounts received should be accounted for as a liability until the underlying shares are issued.
 Thomas Hemingway
FirstName LastNameThomas Hemingway
Bioquest Corp
Comapany NameBioquest Corp
April 16, 2020
Page 16,
April 2 2020 Page 2
FirstName LastName
        You may contact Joseph Cascarano, Staff Accountant, at (202) 551-3376 or Robert
Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff
Attorney, at (202) 551-3334 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:      Andrew Coldicutt